ePhoto Image, Inc.
No. 181 Dragon Villas,
No. 8 Shun An Nan Road
Shunyi County, Beijing, China

April 14, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 4561
Washington D.C., 20549-7010

Attention:  Katherine Wray

Re:	ePhoto Imange, Inc.
Registration Statement on Form S-1
Filed February 25, 2010
File No.: 333-165074

Dear Ms. Wray:

I write on behalf of ePhoto Image, Inc., (the “Company”) in response to Staff’s letter of March 24, 2010, by Katherine Wray, Attorney-Advisor, Legal of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed February 25, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Risk factors

GENERAL

1.
YOU REFER THROUGHOUT YOUR RISK FACTORS TO THE COMPANY’S “SITE” AND ITS “PRODUCTS,” BUT THESE TERMS ARE NOT DEFINED UNTIL LATER INT EH FILING IN THE BUSINESS SECTION.  PLEASE AVOID RELIANCE ON DEFINED TERMS, PARTICULARLY THOSE THAT ARE COMMONLY UNDERSTOOD OR CAN EASILY BE UNDERSTOOD IN CONTEXT.  SEE RULE 421(B) OF REGULATION C.  IF CONTINUE TO USE DEFINED TERMS, PLEASE ENSURE THAT THEY ARE DEFINED WHERE FIRST USED IN THE PROSPECTUS.

In response to this comment, the Company revised the disclosures to avoid using defined terms as requested.

“BECAUSE OUR PRESIDENT AND DIRECTOR, ROSALINDA RITUALO…,” PAGE 14

2.	PLEASE REVISE THE CAPTION OF THIS RISK FACTOR TO REFER INSTEAD TO MR. JAEGER, WHO APPEARS TO BE EPHOTO IMAGE’S SOLE OFFICER AND DIRECTOR; OR ADVISE.

In response to this comment, the Company revised its disclosure to correct this error.

ORGANIZATION WITHIN THE LAST FIVE YEARS, PAGE 25

3.
WE NOTE THE FOLLOWING STATEMENT IN YOUR FILING: “WE ARE ENGAGED IN THE BUSINESS OF DEVELOPING, MANUFACTURING, AND SELLING CHALK DUST-ELIMINATING BLACKBOARD ERASERS (THE ‘PRODUCT’) SPECIFICALLY FOR TEACHERS AND PROFESSIONALS IN THE PHILIPPINES.”  THIS DISCLOSURE IS NOT CONSISTENT WITH THE DESCRIPTIONS OF THE COMPANY’S BUSINESS PLAN PROVIDED ELSEWHERE IN THE FILING.  PLEASE REVISE AS APPROPRIATE, OR ADVISE.

In response to this comment, the Company revised its disclosure to correct this error.

BUSINESS, PAGE 26

4.
YOUR PROSPECTUS SUMMARY STATED THAT EPHOTO IMAGE IS A DEVELOPMENT STAGE COMPANY THAT HAS NOT GENERATED SIGNIFICANT REVENUES.  EXPAND YOUR DISCLOSURE IN BUSINESS AND ELSEWHERE AS APPROPRIATE TO PROVIDE ENHANCED DISCLOSURE OF THE STATUS OF YOUR DEVELOPMENT.  CLARIFY WHAT YOU HAVE ACCOMPLISHED TO DATE, AND WHAT REMAINS TO BE ACCOMPLISHED IN ORDER FOR YOUR COMPANY TO BEGIN GENERATING REVENUES.  FOR EXAMPLE, EXPLAIN MORE SPECIFICALLY WHAT THE COMPANY HAS DONE TO DATE TO DEVELOP ITS SOFTWARE AND WEBSITE.  WITH RESPECT TO THE COMPANY’S WEBSITE, ADDRESS WHETHER YOU HAVE REGISTERED A DOMAIN NAME AND IDENTIFIED A WEB HOST.

In response to this comment, the Company clarified what it has accomplished to date and what remains to be accomplished to launch the site and generate revenues.

5.
IN ADDITION, ENSURE THAT THE VERB TENSE USED IN YOUR DISCLOSURE COMPORTS WITH THE CURENT STATUS OF THE COMPANY’S BUSINESS.  FOR EXAMPLE, DISCLOSURE ON PAGE 28 STATES IN THE PRESENT TENSE THAT YOUR WEBSITE “IS AN ONLINE STOCK IMAGE TRANSACTION SITE;” THAT YOU “DIFFER FROM MANY ONLINE STOCK IMAGE COMPANIES;” AND THAT YOU “ARE A BUSINESS OFFERING DIGITAL PRODUCT, TRANSACTION, AND DELIVERY.”  WE NOTE ALSO YOUR DISCLOSURES REGARDING THE COMPETITIVE CONDITIONS FOR THE COMPANY, IN WHICH YOU STATE THAT YOUR WEBSITE “IS OPEN TO” CERTAIN ARTISTS AND THAT THE COMPANY’S SUCCESS DEPENDS UPON ITS ABILITY TO “REMAIN COMPETITIVE.”  AS IT APPEARS THAT THE COMPANY DOES NOT YET HAVE AN OPERATIONAL WEBSITE AND ITS BUSINESS IS NOT YET OFFERING ANY SERVICES OR PRODUCTS, PLEASE REVISE THSE AND SIMILAR STATEMENTS THROUGHOUT THE FILING TO USE THE FUTURE TENSE TO INDICATE THAT SUCH STATEMENTS RELATED TO THE COMPANY’S BUSINESS PLANS INSTEAD OF ITS CURRENT STATUS.

In response to this comment, the Company revised its disclosures to correct the verb tense in connection with the status of our product and plans.

6.
YOU INDICATE THAT YOU “WILL PROVIDE” VISUAL ARTISTS WITH A LOW-PRICED, ONLINE VENUE TO SELL THEIR WORK, AND THAT YOU “WILL GENERATE REVENUES” BY CHARGING SALES COMMISSIONS.  AS A DEVELOPMENT STAGE COMPANY, ANY DISCUSSION OF YOUR BUSINESS PLANS SHOULD BE BALANCED WITH DISCLOSURE THAT YOUR BUSINESS MAY NOT MATERIALIZE IN THE EVENT YOU ARE UNABLE TO EXECUTE ON YOUR PLAN.  ENSURE THAT ALL CLAIMS RELATING TO EVENTS THAT YOU EXPECT TO OCCUR AT A FUTURE TIME ARE EXPRESSED AS OBJECTIVES THAT MAY NOT BE ACCOMPLISHED.  TO THE EXTENT YOUR FILING CONTINUES TO INCLUDE STATEMENTS THAT PREDICT ACCOMPLISHMENTS IN THE FUTURE, EXPAND TO PROVIDE MEANINGFUL DISCUSSIONS OF THE EVENTS OR CIRCUMSTANCES THAT MAY PREVENT THE ACCOMPLISHMENT OF THESE OBJECTIVES.  THIS COMMENT APPLIES TO DISCLOSURE THROUGHOUT YOUR FILING.  PLEASE REVISE ACCORDINGLY.

In response to this comment, the Company revised its disclosures accordingly.

SIGNATURES, PAGE 43

7.
PLEASE REVISE THE SIGNATURE PAGE TO ENSURE THAT THE FILING IS SIGNED BY MR. PAETRA IN HIS INDIVIDUAL CAPACITY AS THE COMPANY’S PRINCIPAL EXECUTIVE, FINANCIAL AND ACCOUNTING OFFICER AND SOLE DIRECTOR.  IN THIS REGARD, PLEASE REMOVE THE COMPANY’S NAME ABOVE MR. PAETRA’S SIGNATURE BENEATH THE LANGUAGE, “PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLING PERSONS IN THE CAPACITIES AND ON THE DATES STATED.”  SEE THE SIGNATURES SETION OF FORM S-1.

In response to this comment, the Company revised the signature page accordingly.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Petra Jaegar
Petra Jaegar